EXHIBIT 99.1

News Release dated January 2, 2018, Suncor Energy appoints new member to Board of Directors

News Release

FOR IMMEDIATE RELEASE

Suncor Energy appoints new member to Board of Directors

Calgary, Alberta (Jan. 2, 2018) – Michael Wilson, chair of the board of directors of Suncor is pleased to announce the appointment of Dennis Houston to the company’s board.  Mr. Houston’s appointment is effective Jan. 1, 2018.

“It’s a pleasure to welcome Dennis Houston to the Suncor board of directors,” said Mr. Wilson. “He joins us, having extensive experience in the downstream sector of the oil and gas industry, including refinery optimization, crude oil trading and pipeline and marine transportation. Together with our other board members, I’m confident he’ll bring value for Suncor’s shareholders in stewarding their interests.”

Dennis Houston’s career spanned nearly 36 years at ExxonMobil Corporation from 1974 to 2010.  At the time of his retirement in 2010, he served as executive vice president, refining & supply, where he helped form and build a global supply and transportation business for ExxonMobil.  He also oversaw the optimization of over 35 refineries, the buying and selling of crude oil and cargo products, and distribution, pipeline operations and marine transportation.  Prior to that, Mr. Houston held a variety of positions with increasing responsibility, including international postings with operating, trading or marketing responsibilities in Singapore, China and the Indian sub-continent, among other locations.

Dennis Houston has a bachelor’s degree of science in chemical engineering from the University of Illinois.

For Mr. Houston’s full biography and further information on Suncor’s Board of Directors, visit suncor.com.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or together.suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

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